FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SUN COUNTRY AIRLINES HOLDINGS, INC.

COMMISSION FILE NO. 001-40217

Creating a Leading, More Competitive Leisure-Focused U.S. Airline Allegiant to acquire Sun Country in a cash and stock transaction valued at approximately $1.5 billion1. Combination will expand service to more popular vacation destinations across the U.S., as well as international destinations, and provide more people with access to affordable, convenient air travel. Significant Benefits for All Stakeholders Complementary Greater scheduling Expanded international footprint agility service Dynamic route Enhanced loyalty Financial planning program strength

A Shared Commitment to Affordable Leisure Travel for Our Combined 22 Million Annual Passengers Greater flexibility Career growth opportunities Enhanced on-time performance Shared culture of service More destinations, more often Seasonal stability The combined company will be headquartered in Las Vegas and will maintain a significant presence in Minneapolis-St. Paul where Sun Country is based. Creating Outsized, Long-Term Value for Shareholders Synergy realization Expects to achieve $140 million in annual synergies within three years post -closing, primarily driven by the ability to provide more customers with more options across the combined network. Expected cost savings and revenue synergies are also expected from scale efficiencies, fleet optimization, and procurement. EPS accretion Transaction expected to be accretive to earnings per share one year post closing, while enhancing long -term financial results. Balance sheet flexibility and leverage The combined company expects Net Adjusted Debt 2 to EBITDAR of less than 3.0x at closing and to maintain balance sheet flexibility post -closing. Diversified operations Sun Country remains a major U.S. narrow -body freighter operator, with its multi -year Amazon Prime Air agreement and charter contracts with casinos, Major League Soccer, collegiate sports teams, and the Department of Defense. Adding Allegiant’s charter business, the combined airline gains a more diversified model that balances demand cycles, provides stable revenue, and maximizes aircraft and crew utilization. Enhanced fleet optimization and leverage Owning and operating both Airbus and Boeing aircraft – with the ability to source additional aircraft from new and existing markets – will enable the company to deploy aircraft where they deliver the greatest operational and financial benefit. The combined airline will have the scale to more fully utilize Allegiant’s 737 MAX fleet and order book, improving fuel efficiency and capacity. Financial resilience The combined airline’s diversified revenue streams, including its high ancillary revenues and long -term contracts in cargo and charter that are able to pass through fuel risk to the end customer, are expected to provide greater resilience through economic cycles. Flying Forward Together Allegiant will continue to be the publicly held parent company with both airlines operating under their respective names until closing. Combined airline will continue under Allegiant name after airline operations obtain a single operating certificate from the FAA. Transaction unanimously approved by the boards of directors of both companies and is expected to close in 2H 2026. 3 Gregory C. Anderson will serve as CEO of the combined company. Robert Neal will serve as President and CFO. Sun Country President and CEO Jude Bricker will join the Board of Directors, alongside two additional Sun Country Board members, expanding the size of the Allegiant board to 11. Maury Gallagher will serve as Chairman of the Board of the combined company.

1 Includes $0.4 billion of Sun Country’s net debt 2 Adjusted Net Debt / Adjusted EBITDAR defined as (Total Debt + Operating Leases – Cash) / LTM Adjusted EBITDAR. 3Subject to receipt of U.S. antitrust clearance and other required regulatory approvals, the approval of both companies’ share hol ders and other customary closing conditions Cautionary Statement Regarding Forward -Looking Statements This communication contains forward -looking statements under the safe harbor provisions of Section 21E of the Securities Exchang e Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward -looking statements include all statements that are not historical facts and often can be identified by the use of forward -looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “pro ject”, “hope” or similar expressions. Forward -looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections a bou t the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain ass umptions made by Allegiant and Sun Country, all of which are subject to change. Forward -looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the propos ed transaction; the ability to execute and finance current and long -term business, operational, capital expenditures and growth plans and strategies; the impact of increased or in creasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equit y c apital markets. Forward -looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially fro m those expressed in any forward -looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward -looking statements. Important risk fac tors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the rig ht of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Al legiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at al l b ecause required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk t hat such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk t hat the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may tak e l onger to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the co sts associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the a bil ity of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed tra nsa ction; the diversion of Allegiant’s and Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition -related matter s; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherw ise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipa ted , including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, la bor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of add itional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operati ons of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including custom ers , employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Alleg ian t’s technology infrastructure. Forward -looking statements in this communication are qualified by and should be read together with, the risk factors set forth a bove and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), and r ead ers should refer to such risks, uncertainties and risk factors in evaluating such forward -looking statements. In addition, the risk factors discussed above are not exhaustive and they , along with other risk factors, will be more fully discussed in the registration statement and joint proxy statement/prospectus to be filed with the SEC in connection with the pro posed transaction. The forward -looking statements in this communication are made only as of the date they were first issued, and unless otherwise r equired by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward -looking statements, whether as a result of new information, future events, or otherwise. Important Additional Information and Where to Find It In connection with the proposed transaction, Allegiant intends to file with the SEC a registration statement on Form S -4 (the “R egistration Statement”), which will include a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy sta tement for Allegiant’s and Sun Country’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement ( if and when available) will be mailed to stockholders of Allegiant and Sun Country. Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transac tio n. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file wit h t he SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE R EGI STRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVA NT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JO INT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGAR DIN G ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may ob tai n free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http:// www.sec.gov or from Allegiant at its website, https:// ir.allegiantair.com /financials/sec -filings/ default.aspx , or from Sun Country at its website, https:// ir.suncountry.com /financials/sec -filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https:// ir.allegiantair.com /financials/sec -filings/ default.aspx , or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SE C by Sun Country will be available free of charge by accessing Sun Country’s website at https:// ir.suncountry.com /financials/sec -filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450. Participants In The Solicitation Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in t he solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who ma y b e deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and i ndi rect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’ s t ransactions with related persons can also be found in the Allegiant Annual Report and Allegiant’s definitive proxy statement in connection with its 2025 annual meeting of stockhol der s, as filed with the SEC on Schedule 14A on April 30, 2025 (the “Allegiant 2025 Proxy Statement”), and other documents subsequently filed by Allegiant with the SEC, which are ava ilable on its website, https:// ir.allegiantair.com /financials/sec -filings/ default.aspx . Such information is set forth in the sections entitled “Proposal No. 1 – Election of Directors”, “Proposal No. 2 – Advisory (non -binding) Vote on Executive Compensation”, “Proposal No. 3 – Approval of Amendment to Allegiant 2022 Long -Term Incentive Pla n to Increase Number of Shares Available”, “Executive Compensation” and “Related Party Transactions” of the Allegiant 2025 Proxy Statement. To the extent holdings of Al leg iant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such ch anges have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https:// www.sec.gov /edgar /browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”. Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Co unt ry’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Sc hed ule 14A on April 25, 2025 (which is available at https:// ir.suncountry.com /financials/sec -filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in t he sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non -binding (Advisory) Vote to Approve the Compensation of Our Named Executive Office rs”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such d efinitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8 -K on September 22, 2025 (which is available at https:// ir.suncountry.com /financials/sec -filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the fil ing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amou nts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change i n O wnership on Form 4 filed with the SEC, which are available at https:// www.sec.gov /edgar /browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”. Free copies of these documents may be obtained as described above. No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell, an offer to buy, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such o ffer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a p rospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. soaringforleisure.com soaringforleisure.com © 2026 Allegiant Air. All rights reserved.